PMU News Release #13 -04
TSX: PMU OTCQX: PFRMF

June 7, 2013

PACIFIC RIM ADOPTS ADVANCE NOTICE and MAJORITY VOTING POLICIES

Pacific Rim Mining Corp. ("Pacific Rim" or the "Company") announces the approval and adoption by its Board of Directors of an advance notice policy (the "ANP") and a majority voting policy (the "MVP").

Advance Notice Policy
The purpose of the ANP is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. The Company is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. The ANP is intended to further these objectives.

The ANP, among other things, includes a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company. The ANP fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company. No person will be eligible for election as a director of the Company unless nominated in accordance with the ANP.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The ANP is in effect as at the date of this news release. Pursuant to the terms of the ANP, the Company will seek shareholder ratification of the ANP at its upcoming annual general meeting of shareholders (the “Meeting”), scheduled to be held on September 12, 2013. If the ANP is not confirmed at the Meeting, it will terminate and be of no further force and effect following the termination of the Meeting. Any director nominations for the Meeting must be received by the Company in compliance with the ANP no later than the close of business on August 12, 2013.

Majority Voting Policy
The purpose of the MVP is to bring the Company’s policies in line with recent amendments to the Toronto Stock Exchange Company Manual relating to the election of directors. The MVP is in effect as at the date of this news release.

The full text of the ANP and the MVP are available on the Company's website (www.pacrim-mining.com) or upon request by contacting the Company's VP Investor Relations and Corporate Secretary, Barbara Henderson, at Tel: 604-689-1976 or general@pacrim-mining.com.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689- 1976 Fax: (604) 689- 1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,

“Thomas C. Shrake"
Thomas C. Shrake
President and CEO

For further information, contact the Company at 604-689-1976 or general@pacrim-mining.com, or visit www.pacrim-mining.com.

Forward-Looking Information
This news release contains forward-looking statements that are subject to a variety of risks and uncertainties, any of which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to the outcome of shareholder voting at the Company’s upcoming annual general meeting; and other risks and uncertainties related to the Company’s prospects, properties and business detailed in the Company’s most recent quarterly and annual report and AIF filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689- 1976 Fax: (604) 689- 1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com